                              SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                                     RATIOS OF EARNINGS TO FIXED CHARGES

                                                           (Thousands of Dollars)

                                                                          Year Ended December 31,
                                             -------------------------------------------------------------------
                                                  2000          2001        2002           2003          2004
                                             -----------    ----------  ----------   ------------    -----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)         $ (1,456,584)  $ 3,192,815  $1,831,335     $1,339,147     $1,329,441
Add:
  Taxes on income (2)                        (1,021,452)    1,658,033     641,786        388,120        438,008
  Rentals (3)                                     2,905         2,128       1,240            638            776
  Allocable portion of interest
       on long-term Contracts for
       the purchase of power (4)                  1,699         1,659       1,616          1,568          1,515
  Amortization of previously capitalized
       fixed charges                              1,390         1,083       1,440          1,638          1,405
                                             -----------    ----------  ----------   ------------    -----------
Total earnings before income
  taxes and fixed charges (A)              $ (2,472,042)  $ 4,855,718  $2,477,417      1,731,111     $1,771,145
                                             ===========    ==========  ==========   ============    ===========

FIXED CHARGES:
  Interest and amortization                $    571,760   $   784,858  $  584,442        451,792     $  399,169
  Rentals (3)                                     2,905         2,128       1,240            638            776
  Capitalized fixed charges -
       nuclear fuel (5)                           1,538           756         520             97            839
  Allocable portion of interest on
       long-term contracts for
       the purchase of power (4)                  1,699         1,659       1,616          1,568          1,515
                                             -----------    ----------  ----------   ------------    -----------
Total fixed charges (B)                    $    577,902   $   789,401  $  587,818     $  454,095     $  402,299
                                             ===========    ==========  ==========   ============    ===========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                        (4.28)(6)      6.15        4.21           3.81           4.40
                                             ===========    ==========  ==========   ============    ===========

(1)    Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)    Includes allocation of federal income and state franchise taxes to other income.
(3)    Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)    Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)    Includes fixed charges associated with Nuclear Fuel.
(6)    Ratio for 2000 is less than 1.00. In 2000, SCE needed an additional $3,049,944,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.